Filed by Amgen Inc. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Immunex Corporation
Commission File No. 0-12406

This filing relates to the proposed acquisition (“Acquisition”) by Amgen Inc. (“Amgen”) of Immunex Corporation (“Immunex”) pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the “Merger Agreement”), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Amgen today, December 17, 2001, and is incorporated by reference into this filing.

Additional Information and Where to Find It
In connection with Amgen’s proposed acquisition of Immunex, Amgen and Immunex intend to file with the SEC a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex’s Investor Relations department at 51 University Street, Seattle, WA 98101. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the acquisition. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen’s 2001 Annual Meeting of Shareholders, which was filed with the SEC on April 4, 2001. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex’s 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen’s anticipated acquisition of Immunex. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; the Immunex acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the Securities and Exchange Commission reports filed by Amgen, including its most recent Form 10-Q. Amgen conducts research in the biotechnology/pharmaceutical field where movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product.

Furthermore, Amgen’s research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. In addition, sales of Amgen’s products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed-care providers. These government regulations and reimbursement policies may affect the development, usage and pricing of Amgen’s products.

In addition, while Amgen routinely obtains patents for Amgen’s products and technology, the protection offered by Amgen’s patents and patent applications may be challenged, invalidated or circumvented by our competitors.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.

The following is a transcript of a presentation made to members of the financial analyst community by conference call on December 17, 2001 by Kevin W. Sharer, Chairman, Chief Executive Officer and President of Amgen, and Edward V. Fritzky, Chairman, Chief Executive Officer and President of Immunex.

THE OPERATOR:
My name is Luanne and I will be your conference facilitator today. At this time I would like to welcome everyone to the Amgen conference call. (CALLER INSTRUCTIONS). I will now turn the call over to Mr. Kevin Sharer, Chairman and CEO of Amgen.

MR. KEVIN SHARER:
Good morning. We are here today in New York. I’ve got Ed Fritzky on the line in Seattle, Peggy Phillips is with us here in New York, Roger Perlmutter is here, George Morrow, Richard Nanula and Cary Rosansky. We really are excited today about the future and we want to share our thinking with you and have plenty of chances to take your questions and I expect there will be a lot of them. There are over 500 of you on the line listening which is a record for us. So I know there is tremendous interest in this transaction. I am assuming that you have our Webcast, and I am going to be referring to that presentation by page number, and we’re not going to rush through it. There is a lot of material here, and we want to make sure that you understand it, and we have a full chance for a conversation. I think the headline of the presentation speaks for itself. Most successful biotech acquires the inflammation market leader. The next page, page 2 is a normal forward-looking statement that we are required by SEC rules to share with you. I think you’re familiar with it, and I won’t read it. Page 3 is an important page. It is the slide that I have been sharing with you basically since I became CEO in May of 2000. A number of you have asked me from time to time do you need to make an acquisition? I have always said no, we don’t. I still believe that, but I also said we would make an acquisition if it met the following criteria: and this slide is exactly the one that I have used with you over over those months and I am fully prepared to be held accountable for this logic. I think today we’re going to be able to demonstrate the Immunex acquisition well meets every one of these criteria. Simply put, if you believe that this page in fact is true with respect to the Immunex acquisition, you’re going to believe, as we do, that this is a very sound and exciting acquisition with very little downside. So let me go through at least how I think about it, and as we go through the discussion, George will talk a lot more about the market opportunity and the product. Roger will talk about the product, how it compares scientifically to the competition and about the great people of Immunex who you’re going to join Amgen. The first thing, and I think I said if I couldn’t explain it to you in 30 seconds, it was probably the wrong acquisition, don’t put a clock on me. I am not going to try to do the 30 second version here, but I could do a 30 second version. First point, acquisition rationale is easily understood. To me that is the easiest part of today’s discussion. And let me share my thinking with you. How often do we get a chance to get a proven blockbuster with long patent life? Enbrel clearly is that. It gives us therapeutic leadership and inflammation, a large important area in which we have strong research discovery, capability and a pipeline. The financials, I think as you will see are good. We have minimal downside as well and significant upside, low dilution, accelerating earnings per share growth rate. I think the integration risk is also low. We know Immunex. We have integration experience in our staff. We know what to do. I will talk more about that later. The R&D scale and talent that we’re going to get is also significant. And finally, it substantially diversifies Amgen’s risk profile in terms of payors -- this is not a principally government payor product -- therapeutic area, it gives us another leg on the stool, and it gives us another product. So quickly put, what rationale, another blockbuster, therapeutic area leadership, good financials with minimal downside, low integration risks, increased R&D scale and risk diversification and product and commercial diversification. Those are powerful criterion for an acquisition and, frankly, if we believe an acquisition meets those criteria, we ought to do it. Second point I said is it needs to be economically attractive over time, and I said that we suffer some modest dilution for a short period of time as long as we had confidence that would be accretive over time. And as you will see, this acquisition clearly meets those criteria. We will go into a lot more depth later, but here is the highlights. Dilution, less than 5 percent in ‘03, exit ‘03 accretive, accretive in ‘04. EPS growth rate with Enbrel at $3 billion in ‘05 goes from the low 20s which is what we told you about in November to mid-20s. Minimal downside. Even if we are substantially wrong about Enbrel and it achieves 2 billion in ‘05, we are still in the low 20s EPS growth rate. I think as you’ll hear from George, the upside is very substantial. Number three, source of outstanding products and/or product candidates. I don’t consider Enbrel a product. I consider it a product with a pipeline. I know that Ed and Peggy and Doug and others at Immunex have shared this with you and we believe it. Enbrel has many indications that we expect to get. Also, the EGF, efgenics, EGF receptor antibody in phase two that we believe will be in phase 3 in ‘02 is also a very attractive product candidate and there are research products we are interested in too. Number four, cultural fit with Amgen. I couldn’t imagine a company with a better cultural fit with Amgen than Immunex. Immunex is a proud company. It’s not Amgen. Immunex has its own history and roots, but in terms of our fundamental beliefs, our fundamental values, our aspiration, our science base, our patient focus, our West Coast orientation. Even Roger, when he was at the University of Washington Seattle for many years was closely associated with the company. We couldn’t feel better about that. We have had joint executive committee meetings, and I know that that is true. Number five, big enough to matter yet small enough to manage. Obviously, Enbrel is big enough to matter. In terms of small enough to manage, the staff count is about 5 to 1. Amgen compared to Immunex so while Immunex is a large company, it’s not so large that it will dwarf us in any way. And finally, complimentary to our leading edge technology base. That’s a very easy one. We believe we are the premier large molecule company in the world and Immunex will only add to that capability. We also have great respect for Immunex’s moniclonal (phonetic) antibody capability and we think that will improve our position large-scale biologics manufacturing and basic discovery research in therapeutic areas that are of interest to us. So when I think about Immunex and Amgen together and compare them to the acquisition evaluation criteria we laid out for you, so I think the most of you seem like a reasonable criteria list, we are very confident that each one of these criteria and conditions are well met. And, obviously, the purpose of today’s presentation is to give you the background behind that and most importantly, we’re going to have to deliver on it. But I want to let you know that I did have these criteria well in mind when we considered this transaction. Let’s go to the next page. I also told you that we would not buy anything but a good company and that company would be expensive. Immunex is a very good company. I think we are adding together two strong companies. Amgen, you can see what our record is. I think it is well-known. We’re proud of it. Immunex also has a strong record and they are proud of that. Fastest-growing player since 1997. Fifty-one percent revenue growth, 54 percent shareholder return. There is substantial Enbrel growth potential. We will talk a lot about that in this presentation. There is more capacity that will soon be -- soon in the next twelve months online and we have fully assessed that. We will talk about it. Additional indications are coming. And Immunex has a strong financial position, 1,000,000,008 in cash almost one billion in revenues. And when we calculated our purchase price, we thought about how much it would cost to complete the Rhode Island facilities and the Helix headquarters in Seattle, and we’ve provided for that. So I think we are adding together two strong companies scientifically, commercially, financially and in terms of the people. Here is, I think, the headlines on page five on the transaction. First of all, it is strategically compelling. I think I just went through all of those points, but again, a proven blockbuster, therapeutic area leadership, R&D scale and capability, diversification, long patent life. Accelerated growth and product sales and earnings as we will talk later, sales will go from low 20s growth rate to when we add in Immunex low 30s and EPS growth rate will go from low 20s to mid-20s. A substantial -- I shouldn’t say substantial, a really strong performance. Experienced talented management team which is poised to execute. In the back end of the presentation, I will talk about that in some detail, but I think at the end of the day, you are to make bets on two things. Enbrel, the product. I think that it is relatively an easy bet and an even easier bet, the capability of our management team to execute. We hired at Amgen a number of new players within the last year, and I want to tell you that that team has absolutely gelled. We are playing together better than I hoped. I am really excited and gratified that Peggy Phillips and Doug Williams from Immunex are going to join our executive committee in positions of real responsibility, and I expect them to be strong and effective voices for the combined company. Our team individually has very substantial integration experience in other places, and I think that Amgen learned a lot from the synergen (phonetic) experienced of seven or so years ago. And I can assure you we will not take our eye off the ball at Amgen in terms of what we have to do. Enbrel, tremendous potential. I know there is a lot of yous among you about what is that potential, but we believe that Enbrel can be a 3 billion or more product and George will talk about that indication by indication, year by year, patient group by patient group, product to product. I think we’ve done our homework there. And Immunex provides the leading research base in inflammation. Roger knows them very well over the years and he will be able to speak to that in a moment. Page 6. So what does Amgen bring to this combination that might make a difference? I think we can help ensure Enbrel’s success. We are going to bring manufacturing expertise. We will talk more about that later. We are going to bring, when we talk about the new arrangement of AHP, the new operating arrangement, not financial but operating. We’re going to bring more reps to bear, to sell Enbrel, more marketing expertise, and we’re going to bring more development resources and expertise to fully assure potential of the drug. Second, we’re now going to be a three blockbuster company with potential for a fourth and very importantly each one of those four product has a very long patent life. We will have a leadership position in three therapeutic areas: oncology, nephrology and inflammation and complimentary pipeline. And in this business, scale matters in research and development, and while we are proud of and feel good about our size, it is good to be even better, particularly when we get the kind of capability that Immunex brings. Page 7 is the transaction summary which I suspect you are well aware of based on the press release and other coverage. But just to make sure that we get it right, its .44 Amgen shares plus 450 in cash for each Immunex share tax-free. We expect closing in 2002, and the gating item is the FTC review of the transaction, and we’ve done a lot of deep digging ahead of time to be confident that the FTC will find this transaction acceptable. We would expect that we will need to divest Leukine. Required approvals are listed. You can see the pro forma ownership. I will be the Chairman CEO of the combined companies, and Ed Fritzky will join our board in a non-executive capacity. Page 8 is the picture of what I have already told you. Cash, EPS growth rate ‘01 to ‘05. Pre-acquisition we told you in November, low 20s. Post-

acquisition we are saying mid-20s, and the assumption is in ‘05 Enbrel is $3 billion. Enbrel is close to $1 billion now. We need to get two more. George will talk about it. I want to emphasize that even if Enbrel in ‘05 was two billion, which we would consider very disappointing, we are still in the low 20s EPS growth rate. You could see the total product sales growth comparison as we add Immunex to Amgen. I think the story here is a good story got even better, a strong company getting even stronger. Let’s look at accretion dilution. The first full year of reported earnings and I am on page 9 now, the first full year of reported earnings ‘03 we see and we have not put out any guidance on this and I am not trying to suggest guidance here, but we’ve looked at kind of the back of the envelope, and we see our pre-acquisition EPS range in the (indiscernible) to $1.75 range. We think Enbrel sales could be 1,000,000,006 in 2003. I hope it is more than that and if we have synergies in ‘03 of about 200, maybe a little bit more, we will be less than 5 percent dilutive in ‘03 and exit the year accretive. Let me talk about synergies for a minute. It’s a little bit early to get as specific with you as we have in our own planning, but I want to assure you we have very detailed synergy plans. I think the way to think about the synergies in ‘03 is that more than half of them are from outside expense reduction in the areas of projects and some marketing and sales activities that are a bit redundant and about a little bit more than a third are people related, and those people would come from both Amgen and Immunex. And there are some very minor headcount absorption, that is people we plan to hire now that wouldn’t otherwise. To give you some comfort on the headcount numbers, we are assuming a less than 5 percent headcount synergy target for the combined company. The people who outside our company have looked at these synergy numbers told us compared to other transactions and in their own experience, these are relatively achievable and not aggressive numbers. In ‘04, we looked for Enbrel sales at 2.4. That range of synergies of 250 or a little bit more and more accretive. So I want to be clear that accretion dilution assumptions I think are conservative, and I would hope we can do better than this, but I feel solid about these numbers. I would like to turn the presentation now over to George Morrow. George has been with us almost a year. I think you know George’s extensive background in the pharmaceutical industry. You may not know that he has also had a leadership position at Glaxo when Glaxo acquired Wellcome and led integration activities there. And he was an integration leader when Glaxo and SmithKline came together. And George has had a chance to, with extensive discussions with AHP, our new partners, and with Immunex to really scrub these numbers. And what we decided to do today instead of kind of give you a high-level fly-over, I have asked George to get right down on the ground and give you as much granularity as he possibly can on on why we think the revenues that we’re talking about in ‘03 are achievable. The logic being that if we can get to ‘03, ‘04 looks pretty good. And I want to also frame it that these are, in our judgment, conservative assumptions. But that’s how we’ve analyzed this transaction at a relatively conservative base. So I’m going to turn the next two slides over to George, and he is going to try to answer why do we believe 1.6 in ‘03, why do we believe three or more in ‘05 and beyond? George.

MR. GEORGE MORROW:
Thanks. First of all, we do believe the 1.6 billion in ‘03 is a relatively conservative number. In other words, it has plenty of upside, but we did the deal with economics on these numbers. The reason I think there is plenty of upside is what we have in these numbers really represents a continuation of current treatment practices, particularly in RA where the use of Enbrel is largely in symptomatic situations. The real way these products ought to be used down the road, however, is preventing disease progression, and the marketplace is not there yet. If it does get there, that represents a tremendous upside to these numbers again particularly in the RA market. So how do we get Enbrel to 1.6 billion? That is shown in the graphic. The first thing we are going to do is talk about the addressable market. So as the headline on this graphic shows, these are populations of actively treated, moderate to severe patients. So they are in the doctor’s office, and they have serious symptoms of their disease. I’m going to focus on three main indications. In getting to the 1.6 million in ‘03, for example, we don’t have anything included here for ankylosing spondylitis which should get a claim in ‘03 as an example. I will talk about that on the next slide. So if we start with RA, the total prevalence of RA in the U.S. is about 2.6 million patients, grown about 3 percent per year. So if you look at (indiscernible) again, the actively treated moderate to severe patient count, it’s about 885,000 in ‘01 and we expect Enbrel to have about 11 percent share of that market. And that is more than a 50 percent marketshare, by the way of biologicals. In ‘02, that grows to about 915,000. This just patient growth. And we get to about a 13 percent share. That does not reflect Rhode Island coming on stream. Our assumption in this model is more conservative than the Immunex assumption, and we have it coming on in January ‘03. So the increase in capacity here is really process improvements at BI. So modest expansion at 13 percent in ‘03, 950,000 active -- actively traded moderate to severe. We are expecting to have a significant increase to 18 percent for Enbrel share. That is about a 40 percent share of the biological market in that year, which I don’t think is overly aggressive, and about 42 percent growth in Enbrel treated RA patients. So I think it is very reasonable. Going to the next row, psoriatic arthritis. Total prevalence in the U.S. is 280,000. About 100 -- a little less than 100,000 would be the addressable market and ‘01 and we are estimating about a little less than 1 percent of those patients are already on psoriatic arthritis. Why, since it is such a great product. Well, the Lancit (phonetic) article showing the benefits of Enbrel in psoriatic arthritis was published right around the same time that they ran into the supply constraints, therefore they couldn’t put a lot of those patients on the product. So pretty much an untapped market growing slightly in 2002. But then in 2003 with Rhode Island coming on, then we can aggressively go after these patients and see a fairly large increase. Still, that will be the only proof therapy just scratching the surface of that market. Going to psoriasis, the total prevalence in the U.S. really you see a wide range of estimates from 4 to 7 million. Obviously a very big, market, here again the actively treated moderate to severe patient count is about 440,000 with really no share for Enbrel this year, growing to a little less than one percent next year. And next year at the large dermatology meeting, the phase two data will be presented. It is remarkable data. There isn’t better data out there on a product. We will also have a dermatology sales force in the field early next year talking to dermatologists about psoriatic arthritis. So that market can begin to crank up. Then you see in ‘03 some growth in the overall patient pool only getting to about a two percent share. Now the claim for psoriasis probably will occur in ‘04. But obviously dermatologists will have a chance to treat those patients with Enbrel before that. If Enbrel continues to show that it is the most effective biological, this could be an extremely conservative number. Let me just go to the bottom of some of the sales drivers just to review. Some of these I have already mentioned. We are assuming Rhode Island comes on board in January, ‘03. And by the way, there will be about 5,000 patients on the radius trial that could be converted immediately to commercial drug in ‘03. That’s a nice (indiscernible) of patients. By ‘03, we expect to have 200,000 plus patients in their database. These are Enbrel (indiscernible) patients screened for RA and all of whom would be candidates for Enbrel. So we can go after those patients through aggressive direct marketing. We expect no new biologicals in RA by ‘03. Psoriatic arthritis, the BLA was filed in July ‘01, and we are expecting an approval that has been fast tracked early next year. We have multiple sales forces starting with the Durham force being added to the AHP rheumatology force next year, and we have a rheumatology sales force that we could add once the supply constraint is lifted. And lastly, the psoriasis data, as I mentioned, will be presented at the Durham meeting early next year, and again we think there is a tremendous upside from this claim. So ‘03 is a very conservative number. Now if we go to the next graphic, next page, how do we get to the 3 billion in peak sales? Well, here I’ve got the various indications and the U.S. treated patient population, which again would be actively treated moderate to severe patients. Just a commment there, I don’t think we are even close to tapping all of the patients that can benefit by focusing on this patient group. Again, early progressing disease modifying is really upside in our models. So again, starting with RA, about one million patients when we get to our peak share or the point where we think we (indiscernible) generating 3 to 4 million. The share at that point, patient share, is only 17 to 20 percent to drive the 2.4 to 2.7 billion. And we think we are in a close race to be either the number one or number two in the market. Again, not real aggressive assumptions there. With regard to moderate to severe psoriasis, again, we are expecting the claim in ‘04 but a lot of the very good data to hit next year. We think the patient populations are around half of a million. Peak share, 8 to 10 percent, product sales .4 to .5 billion. Third to forth now tremendous upside once again, if we show that we can have got the right safety and dosage balance there. And I can tell you Immunex has a much higher aspirations that that they’ve shared with you. Psoriatic arthritis, the claim in ‘02 about 110,000 patients. Here we expect this is the most aggressive share assumption, 40 to 50 percent. There is no product indicated for Psoriatic arthritis right now. We will have the first claim and we’ll be in a great first mover position to drive that marketplace. About a half a billion sales and we would be the number one product. And lastly, ankylosing spondylitis, expect to get a claim for this in ‘03, about 100,000 patients. Very low peak share even though we think we have perhaps the best product for this disease and modest 100 to 200 million product or sales at the peak. Again, we would expect to have the lead market position. So again, that is really focused on the addressable market moderate severe today. It does not really contemplate really moving these biologicals to first-line, early progressing preventing disease progression, and we think that’s where the real home run lies. Kevin.

MR. KEVIN SHARER:
Thanks a lot, George. Let’s take a look at page twelve. Let’s take a look at what Amgen will look like in a product lineup. I don’t know of any other company in the human therapeutics business who will have this kind of picture. Everyone of our products has a very long patent life. There is not some other product that we are just not addressing here that is going off patent soon. Everyone of these products has decade plus patent life in the United States. The disease prevalence you can see George just talked about it for Enbrel, Aranesp and anemia we have talked about Epogen in dialysis as you already know about. Neupogen, and we believe soon (indiscernible) them as more than a million Kineret more than 2 million and Kineret backs up Enbrel. So we will have a one two punch in that important area. You can see the patent (indiscernible) dates from the potential peak sales, which will happen in different years are aggressive in all of these products. Kineret, a little bit less impressive than the others, but clearly four blockbusters. And I think what we have here is a very, very solid foundation with Epogen and Neupogen and then pegfilgrastim and Enbrel has already proved that it is going to be a blockbuster, and Aranesp we have great hope for and Kineret on top of that. This is a really powerful lineup of products. And importantly, these are market leading products that dramatically change people’s lives for the better. Page 13. So why are we confident in Enbrel? George has told you why we are confident in the sales potential. Let me touch on and then we will expand with Roger on why we are confident in the product more broadly. Manufacturing has been an issue for Enbrel. Right now we have got a supply constraint. Immunex and AHP have worked very, very hard to relieve that constraint or to make plans to do so and we have taken a very, very hard look at their plans. We have discussed the plans with all the relevant Immunex leadership right down to plant management and plant supervision. We have sent our experts to Rhode Island to look at the plant, talk to the people. We’ve look at the file. I believe we have a very full and complete understanding of the plan. Immunex, I believe has said to you that they plan to have this plan online in October of ‘02. We believe that is possible. However, for our planning we have been a little bit more conservative and extended that date by three months. Three months may not seem like a lot to you, but in this particular case, it is a fairly significant extension and is conservative and I will explain why. Forgive me for going a a bit in-depth here, but I think it is important to give confidence that we’ve done our homework. The plant in Rhode Island is constructed and has begun early operation. What has to happen is three validation runs have to be successfully completed, and then the plant can be approved by the FDA. So there is two key dates to think about. How long will it take to actually get these three runs completed and then how long will it take the FDA once they have the full file to actually approve the plant? Immunex is assuming, and it’s reasonable, that the FDA will take four months once they have the complete file to approve the plant and the pedufa (phonetic) target is that 90 percent of the approvals of this kind will be approved within four months by the FDA. A run in this particular technology only takes three weeks. So on the odd chance that perhaps a validation run or two may not be just right. We are only losing a few weeks, not months, as in some other processes. So by adding three months to the Immunex’s plan, we substantially have been conservative here. And importantly as a milestone, the FDA just approved the 10 percent yield improvement to the process that Immunex has achieved. I think for those of you who may not have focused too heavily on this, it is also very important to note that we are transporting a process that already exists in other factories that produce Enbrel. We are not trying to create a dramatically new process and technologically in manufacturing, it is a heck of a lot easier to transport a proven process than it is to start a brand new one. We are confident in our assessment of this plan. Competition. Enbrel has competition now with Remicaid. We know what the numbers are. We are anxious to get back in the market. Remicaid is doing well, but we can beat them. We think, and Roger will go into great depth in a minute, that the safety, efficacy and proven history of Enbrel and the multiple indications are all going to be very important, and I know you’ll ask us questions about dosing and schedule, and I know you’re going to ask us about D2E7 (phonetic) and about the Pharmacea drug CDP870 (phonetic). We fully assess those two products which will not be on the market for a while. But we have taken into account competition and I think you probably picked up that George assumes 40 or so percent share biologics market. There is room for competition here. The marketshare potential we’ve touched on, I want to talk about the copromotion of AHP. This is a very, very important element of our decision. Immunex and AHP have had an effective partnership in developing bringing to market and marketing this product. We want to be sure that we are the full partner of AHP in every way as we develop and go to market with this product and we modify the agreement slightly, not the economics, but we did modify the operating nature of the agreement to make sure the agreement reflects what has been reality for Immunex and AHP which is full partnership. I had an extensive discussion, a number of them, with Bob Essner the CEO of AHP and also George has met, as I have, with Joe Mahady (phonetic) (indiscernible) muscle for AHP for this product. And we want to be sure that we had alignment on a number of things and I’m confident we do. We have the same sales objectives by year or very close to that. We have the same strategic view of the product and what needs to be done to develop it. We both are anxious and willing to invest more to continue to develop the product and we are going to add marketing and sales muscle to the AHP and Immunex team. I think having this alignment between the two parties is vitally important, and I don’t think Bob would mind if I said that the success of Enbrel was as or even more important to AHP than it was to Amgen, so we both have great interest in success here. And I have gotten to know Bob through the Pharma Association, and we can definitely be good partners. I would like now to turn over to Roger, a discussion on page 14 in some depth of the product characteristics of Enbrel compared to other products that are either now on the market or are now as we assumed could come to market as we developed our thoughts, and Roger will then also talk about his views of the research, discovery research and development activities in Seattle and how he is going to bring our operations and Immunex’s together. Roger.

MR. ROGER PERLMUTTER:
Thanks, Kevin. Slide 14 shows you a comparison of Enbrel with present and potential competitors. And I think you’ve seen slides like this before. As you know, Enbrel is a soluble receptor. Remicaid, the current competitor is a (indiscernible) antibody which must be given along with Methotrexate. There are two additional antibodies which are in development CD2E7 and CDP870 and the important point to note is that Enbrel was launched in 1998. So there is very substantial experience throughout the rheumatology community in the use of Enbrel and treatment of rheumatory arthritis. Remicaid obtained its indication in 1999. For D2E7, we are predicting that there may be a launch in 2003 although we don’t know and I’ll have a chance to talk about that a moment. For CDP870 perhaps in 2004. The dosing is different for these different molecules as everyone is aware and Enbrel is subcutaneously twice a week. Remicaid is an intravenous infusion given every four to eight weeks. D2E7 and CDP870 are both expected to be administered subcutaneously with different dosing schedules. There are a lot different views about what the ideal dosing schedule is for (indiscernible) given for the treatment of inflammatory disease. An important thing to recognize is that in every case we are balancing safety and efficacy. It is known, of course, that T&F sequestration is associated with immuno suppression and their are safety consequences as a result. One of the concerns with longer acting therapies, of course, is that if a safety product develops (indiscernible) wait a very long time before the T&F sequestation has been eliminated, and that is something that is quite up front in the minds of practicing rheumatologists. More about that in a moment. With respect to the durability of response, I think it is fair to say that the efficacy data that are available for Enbrel are simply beyond compare. We have now five-year studies that have been presented with ACR 20s (phonetic) around 74 percent. And one point that I would like to make is that it is impossible to compare the ACR 20 scores for these different entities because there have not been head to head comparisons for you to look directly in the same population. As most of you know, the traditional means for evaluating the efficacy of a disease modifying epidemiological agent is using the American College of Rheumatology Scoring System. But there is a lot of variation in those scores. Patients at the beginning of the study different in terms of their baseline ACR scores. And so it is important to have a direct head to head comparison. My guess is that with respect to efficacy, we will find that there is great comparability among the T&F sequestrants (phonetic) provided they are given at inappropriately efficacious does. In many cases it is difficult to define precisely what dose is. For Enbrel, we have a long dosing history. We understand how that product is to be used, and I think all rheumatologists who become familiar with it and that the majority of rheumatologists have come to understand how to use it and feel very confident that that T&F sequestrant provides the best possible therapy for their patients. When you look at safety, it is particularly important to note that over 100,000 patients have been treated with Enbrel, and that there are warnings with respect to immunosuppression both with respect to TB and also with respect to demonimating (phonetic) syndromes and blood (indiscernible). There are no black box warnings. A recent review, special review, of the safety of these molecules in August reaffirmed us for Enbrel. Remicaid has a black box labeling for tuberculosis susceptibility and we have already heard about a higher rate of tuberculosis in patients who are in clinical trials of D2E7. It is expected that this is a mechanism based consequence of treatment with T&F sequestrants. A longer acting molecule would put patients at risk for a longer period of time. And hence, as I said, there are concerns about longer acting therapies. With time, we will understand the best way in which to use these molecules. But I think it is fair to say that at present and on balance, Enbrel has the best profile with respect to efficacy and safety. There is another important point and that is that we understand that not every patient benefits from treatment with the T&F sequestrant than most achieved some therapeutic (indiscernible). There is still room for additional therapies and in particular we were pleased recently to be able to launch Kineret, the first true (indiscernible) for the treatment of rheumatory arthritis which has its own different efficacy profile. If you will turn to slide 15, I want to emphasize an important aspect of that launch and about our profile and inflammation. We have both Enbrel and Kineret as I mentioned. But beyond that, we have additional T&F sequestrants under development through our Amgen research program in ST&FR1 which you have heard about before and we have additional (indiscernible) one antagonist through both Amgen programs and through the (indiscernible) receptor program at Immunex. Both Amgen and Immunex have been developing molecules that intradict the OPG/OPGL access which is important for the bone destruction characteristic of the severe rheumatologic illness. We have pre-clinical data that demonstrates that combinations of these agents are maximally effective in the treatment of experimental arthritis which suggests that combinations of these agents will also be maximally effective in the management of patients with these diseases, and we have the broadest possible portfolio of molecules with which to explore these important combinations in order to provide the very best guidance to position about how best to treat patients with these devastating illnesses. I should also point out that our leadership in nephrology remains intact. We have Epogen and Aranesp, of course, and we are going to be announcing the calcimometics (phonetic) phase 3 studies and you have seen the phase 2 data for the calcimometics phase 3 studies and you’ve seen the phase 2 data for the calcimometics program. It is simply extraordinary. In oncology we remain enormously strong in our support of (indiscernible) program because Neupogen and Aranesp, we continue to work with the FDA on pegfilgrastim. Things are going extremely well. We have been conducting label negotiations and we are expecting that we will be able to gain approval for that in the not too distant future. In addition, we add certain important programs from Immunex. Most particularly, as Kevin has referred to, the abgenics (phonetic) EFG receptor antibody and we at Amgen are really looking forward to having the opportunity to apply the Amgen clinical development expertise and oncology to this very important new product. I think most of you saw at the recent Ash (phonetic) meetings data that we presented on epratuzumab used in combination with rituximab in the treatment of lymphoma of non-Hodgkins lymphoma and our phrase 3 studies for KGF used to treat to treat in mucositis in patients receiving intensive chemotherapy continue on pace. So we have an enormously strong program in oncology. All of this says that what we are gaining through this acquisition is additional scientific excellence now on page 16 and scale and biologics research and development. Through our expertise in preclinical development and clinical development, we can accelerate the research programs at Immunex and our development skills are a proven. At the same time, we are gaining a world class research engine and inflammation immunology and vascular biology. As everyone knows, all thing being equal, scale matters in research and we are gaining what everyone recognizes to be the best immunology research laboratory in the industry. I can say that very well because I know the program. I was chairman of the Department of Immunology at the University of Washington from 1989 to 1996. And during that period had close interaction with Immunex. Indeed many people whom I trained work at Immunex now. This is an organization I know and needless to say that will assist in the integration process. Seattle is indeed a magnet for biotechnology. There is an important biotech industry in Seattle. In addition the University of Washington, The Fred Hutchinson Cancer Research Center are key institutions and Seattle is a proven center of innovation. Amgen research and immunology overall will be headquartered in Seattle, and I am pleased to say that Doug Williams has agreed to remain as the head of research in Seattle and to work with us as a member of our executive committee. I have great confidence in Doug. I have known him for many years and through this combination Amgen, working together with the Seattle Research Center will be able to bring more important therapies for the benefit of patients in the future. I will turn you over to Kevin.

MR. KEVIN SHARER:
Thanks, Roger. I am going to be a bit immodest here on page 17, but I think we have reason to feel that way. We have, I believe, unprecedented record of capability and excellence in manufacturing. I think that skill base will be important as we grow capacity and assure high-quality reliable supply for Enbrel. The first point I have already mentioned, the degree to which we fully assess the Enbrel plans. We will also bring you added manpower and expertise to implementing those plans. I don’t talk about this much with you, and this is kind of a no news is good news, but I do want to talk about it today. Our record is extraordinary in manufacturing. We have 15 years of successful manufacturing history. Our products have always been there on time with high-quality. Patient needs have always been met. Clinical trials have never been delayed. We are the largest and most diversified manufacturer of large molecules. We market now and manufacture six protein products and we manufacture those across numerous plants in multiple sites. Our bench is very deep in this area. We also have a tremendous record with the regulatory authorities and have withstood recently surprised in detail tough inspections, and as you have perhaps read, not everyone in our industry has a record of this nature. We also have very strong protein process development skills. We think Immunex has strong protein process development skills. Together, we are clearly best in class. And we also have experience at building things. Right now, in fact, we have combined over a billion and a half of capacity expansions in progress in Boulder Colorado, Puerto Rico, and now Rhode Island. We know how to design, build, create the process and operate manufacturing facilities in this industry. I think it is going to matter. Let’s look at page 18. I told you earlier about your making two bets when you think about this transaction. One is all about Enbrel. We have talked about it. The other bet and I would say is just as important is do we have the team that can do everything that Amgen and now Amgen and Immunex need to do? This is the team. This is the executive committee. This is how we run the company. I would like to focus on a few things. We have a diverse background. I think in diversity there is real strength. We have very deep industry experience here. Peggy has been with Immunex for over 15 years. She, more than any other person and leader, has championed Enbrel, and without her leadership I don’t think this product would have come to market. I am delighted that she is going to be an executive vice president of Amgen reporting to me, and she is going to have responsibility when this transaction closes to make sure that Enbrel continues to grow, as she is also going to have a leadership role and strong voice in the integration process, as Doug will. The other executives, I think you know, but I would like to point out that we have extensive integration experience. Richard, ABC Disney, George I talked about, the Wellcome and Glaxo integration, Brian NcNamee who grew up at GE and spent some time at head of HR also has extensive integration experience, Fabrizio Bonanni had integration experience at Baxter. I have integration experience before Amgen, and I think we learned at Synergen. And the thing nothing I would like to point about Synergen is from the operating side of the business, it was very successful. In fact, three and I hope I didn’t miss anybody -- at least three Dennis Fentin, head of operations, vice president came from Synergen and are still with us. In fact, Dennis, who has a tremendous experience in operations come over twenty years at Amgen is in Rhode Island today visiting with the Immunex operations there. We are deep. Integration planning is also underway, but I want to tell you that the highest priority we are going to have at Amgen is delivering on the new product launches. Nothing is more important than Aranesp and we are going to be able to continue to focus on that. George is not going to take his eye off the ball. We are also subject to regulatory restrictions. We are going to focus on speed. In fact, integration discussions have already started and will intense joint planning. We know what the integration teams are going to look like (technical difficulty) we are naming to those teams joint Immunex and Amgen people. This is going to be a cooperative effort. We have selected an outside advisory team that knows both companies very well and is deeply experienced. And I talked about the executive leadership and their strong integration experience. Something some of you have asked me is gosh, this is a pretty new team. Can you guys take this on? I think in what we have done at the company in the last year we have really gelled, and we have come of age as a team. I feel very, very confident in our ability to work together and execute. And although we’ve only known Peggy and Doug for a short time, we have high confidence that they are going to be able to integrate and they are going to make us even stronger. Page 20. American Home Products transaction. As we said in the press release, American Home supports this transaction. They had three members on Immunex’s board. They were fully involved in all of the discussions. Bob Ester (phonetic) and I have had multiple discussions over time, and we will acquire their stake. That will give them a pro forma ownership of 8 percent, but we certainly expect them to reduce that over time, and AHP’s call option on the Immunex pipeline has been eliminated. We gave them a very small consideration for that, but we and they thought it was fair. Most importantly, I believe AHP and Amgen can be very, very strong partners. We have absolute alignment on how to go to market with this product, how important it is and what we ought to do in terms of supporting it. I think also having Ed on Amgen’s board will also help in integration. Ed is an experienced guy. I think if anybody, he was the inspiration for this transaction. And I am delighted that he is going to continue to be my partner and help us out. I would like now to turn the call over to Ed from Seattle. And, Ed, take it away.

MR. EDWARD FRITZKY:
Thank you very much, Kevin. I appreciate the opportunity this morning. I am extremely excited about this transaction. I want to direct my comments first and foremost to Immunex today, and then I want to share my thoughts about the new company, Amgen. First of all, Immunex today, we have a phenomenal stand-alone business, a great business plan for moving forward and a plan to execute against that plan. So first and foremost until this transaction closes, we are going to keep our eye on the ball, focus on our stand-alone priorities, be sure that we execute and we are going to make sure that our employees have incentives to keep their eye on the ball and to do a great job at delivering on all of our value improvement events as Immunex. The second point I want to make until the deal closes, as Kevin said, we are going to pay lots of attention to integration. We are also going to provide our employees with great incentives that will help them focus on the key integration activities so that when the transaction closes, we are prepared to put our muscle, our inspiration into the new Amgen and to see that the transition is executed efficiently and effectively. Now I would like to make a couple of comments about the new company. When the deal closes, we see the company being Amgen. This is very important to understand. We feel quite inspired that the company Amgen will be the blockbuster company and really a blockbuster industry. As I look around at all of our Immunex assets in all that we have accomplished, whether it be facilities, people, technology, products, I see great opportunities to grow these through scale. This transaction brings these great opportunities, scale, more management talent, more depth of research, more depth of technology, more commercial fire power, more research fire power. So this gives us a great opportunity now to grow our business and our assets and to really help Amgen become the market leader in a blockbuster industry. So as Kevin said, when we had originally sat down which was well over a year ago to talk about common visions and strategic ideas and collaborations, we had a wonderful discussion. We had a discussion that had to do primarily with building a new company for the future. The blockbuster company and a blockbuster industry. And when you combine our people, our talents, our technologies, that is truly what we are announcing today. As far as culture, I think it starts at the top. We have a wonderful relationship. This relationship has now been transferred deeper into the organizations. I’m very pleased that Peggy and Doug will accept these major executive positions in the new company to drive the new Amgen to new heights as well as to help execute a very, very effective integration plan. So I am very pleased to be a part of this new company, to be on the board of Amgen and to be very clear about our intentions. We are very interested, once the deal closes, to be Amgen. We are going to make this company the most successful in the world. Kevin.

MR. KEVIN SHARER:
Thanks a lot, Ed. I would like now to open the floor up, if you will, here electronically to questions. And I will reiterate the process. I think mechanically you know how to do it and please try to limit your questions to one or two and not kind of pile on too much. I know there are lots and lots of questions, and we will stay here as long as it takes. So don’t worry about that. You will have a chance to get your question asked. So I will turn it over to the operator to start the question process.

THE OPERATOR:
(CALLER INSTRUCTIONS). Your first question comes from Matt Geller of CIBC.

THE CALLER:
Yes. I wanted to ask a couple of things about the pipeline. First of all, what do you find most exciting in the Immunex pipeline. And second of all, you mentioned ABX-EGF and inclone (phonetic) has a very broad use patent for using anti EGS agents in combination for chemotherapy. Do you plan to fight that patent and how would you plan to do that?

MR. KEVIN SHARER:

I won’t comment right now on our patent plans. I think our intellectual property record and capability is strong and well-known, and will kind of let that play out. But I would let ask Roger to comment on the pipeline if you would like to make additional comments.

MR. ROGER PERLMUTTER:
Well, thanks. Excuse me as I struggle with my voice here. What is most impressive about Immunex, of course, is their depth in basic research. And there are a number of very interesting products, potential products at the preclinical stage that we can potentially take advantage of. These include additional immunomodulators and also additional agents that can be used in the oncology area. I don’t want to speak in detail about these molecules, but suffice it to say that we are able to look first at the overall spectrum of interluken (phonetic) antagonism as I mentioned and pick the best molecule based on the combined Amgen Immunex portfolio. And similarly, we are able to look at the total spectrum of those agents that block OPG/OPGL interconnection. I pick the best one of those agents as well. Going beyond that, there’s a lot of research that has been done in T&F receptor family members that is very exciting. A number of additional molecules that look quite promising to us. So I think that the bottom line is that it is a very strong research organization which offers the opportunity for us to pursue additional clinical indications.

THE CALLER:
Thank you.

THE OPERATOR:
Your next question comes from Caroline Coppathorn (phonetic) of Morgan Stanley.

THE CALLER:
Thank you. Two quick questions. First, could you elaborate a little bit more on, I guess this is for George, a little bit more on the marketing plan changes, what exactly you plan to do incrementally over Immunex’s involvement in the marketing of Enbrel? And then secondly, given Roger’s comments about some of the detrade-offs with longer acting products, how that fits in with the work to use once per week Enbrel and positioning vs. D2E7 in light of the work you’ve done so far on the once weekly product.

MR. KEVIN SHARER:
Caroline, first of all I should state that I think Immunex and AHP have done a terrific job developing this and unfortunately they have the capacity constraint. I think where we can add some muscle -- first of all, I think there was some additional clinical development studies. We can probably accelerate some of those studies and also think about some potentially new studies. Particularly studies that good really help us change the practice of medicine, getting these early progressing RA patients on therapy sooner sooner than they are today. Secondly, we do have a rheumatology business unit. They are out there right now selling Kineret, and once things heat up in terms of competition and certainly when the capacity constraints are lifted we think more frequency and more reach in this marketplace will be a benefit.

UNKNOWN SPEAKER:
Could you comments also Roger on the once weekly dosing schedule possibility for Enbrel and what our thinking is about that?

MR. ROGER PERLMUTTER:

I think that George could comment on this as well that in many respects a once weekly schedule may prove to be the best kind of schedule for T&F sequestrant. From a compliance standpoint is the balance of safety and efficacy. Again on the one hand, we prefer to have therapy that you give as infrequently as possible but that people can still remember to self-administer. And yet at the same time, you don’t want to take the safety downside. Now there are, there is work, exploratory work in terms of a once weekly administration of Enprel. I think it remains a possibility. There are opportunities to explore there and so we are going to work very hard to see if we can make that a reality.

THE CALLER:
Thank you.

THE OPERATOR:
Your next question comes from Eric Schmidt of S.G. Cowen.

THE CALLER:
Good morning. Thanks for taking my call. My question is on the financials. I think both slide nine and the press release refer to the EPS dilution on a cash basis, and I am wondering if there are any non-cash aspects of the transaction or whether you are also trying to persuade analysts to look at non-cash EPS going forward?

MR. RICHARD NANULA:
I think we have done the transaction economics in the EPS on a cash basis only. There may be some non-cash charges that will be, that will flow through and will also report GAAP financials. But we think the best way and friendly the only way to look at the acquisition on a go forward basis is to ignore sort of non-cash charges.

THE CALLER:
From a reporting basis, in terms of giving analysts guidance, you’re not yet in position to do that or?

MR. RICHARD NANULA:
We will -- this guidance here is on a cash basis. We will obviously report both ways on a GAAP and a cash basis and we’re not in a good position to give any guidance on the GAAP basis yet.

THE CALLER:
Just a follow-up, could you talk a little bit about where the cost synergies are coming from, the 200 and 250 million?

MR. KEVIN SHARER:
Yes, I mentioned that. Let me reiterate that. That is an important question. We have done detailed planning. The cost synergies, broadly speaking in 2003 and in subsequent years when 2003 is obviously a key year will come from three categories. First is outside expenses that we don’t spend any longer and that would will from trimming programs and duplicate programs in marketing and R&D. And the second category will be people that we don’t hire and that is deferred headcount. I want to emphasize that the deferred headcount is a very minority part of the synergy assumption, but it is in there for completeness. And finally it is going to be some reductions in headcount between the two companies, and I want to emphasize it will be both companies, and it will be less than a 5 percent reduction in the overall headcount total for both companies. And so it is those three categories and we know where to get it.

THE OPERATOR:
Your next question comes from Dennis Harp of Deutsche Bank.

THE CALLER:
Thank you for taking my question. The net margin currently pretax for Immunex are about 20 percent and even with pretty optimistic gross assumptions for Enbrel, because of the copromotion agreement with AHP where almost half of the profit is paid out to America Home, the net margins on the Immunex business never get to the 50 percent margin that Amgen has currently. So the only way to make this deal accretive is to make it up on all (technical difficulty) very large volume of Enbrel sales. And I guess the question I have for you is given that D2E7 and CDP870 are coming within the time frame that you forecast accretion, namely ‘04. What confidence do you have that these products which have the characteristics that Aranesp and SD01 (phonetic), the more convenient dosing and half-life, the very same things that will make SDO1 and Aranesp successful you’re sort of downplaying for the competitive products against Enbrel. Why do you think you’ll be able to attain and maintain these high levels of market share with these new products being introduced?

MR. KEVIN SHARER:
Dennis, I have to say since I have read the press, I was looking forward to having a conversation because we obviously have a different view here of this transaction. Let me try to -- may quite a long number of statements and many points, and I think they are ones that are significant. I would like to comment on each one of them. First of all, we did this financial analysis with a full understanding of the economics between AHP and soon-to-be Amgen (technical difficulty) profit split and you are right. What we sure won’t get the same margin on the top line of Enbrel we do from Epogen and Neupogen but that was well understood by us. includes both copayment on development, marketing as well as of the approach reacts profit splitted. And you’re right. We sure won’t get the same margin on the top line of Enbrel we do from Epogen and Neupogen. But that was well understood by us. The second point you said is we would have to have tremendous sales of Enbrel to get accretion. I think what we tried to show you is that in ‘03 we need about 1,000,000,006 to get less than 5 percent dilution. And given that, the drug has strong demand now and a lot of what we believe to be unfulfilled demand, I don’t see that as tremendous growth. I think it is healthy and I think George’s comment on an indication by indication patient by patient buildout demonstrates our confidence in that forecast. The third thing you said is that in the year of accretion ‘04 when we see some more growth for Enbrel, that will be a year that one new product might be on the market. We do not see CDP870 until after ‘04, but it will show up. And we have taken into account the D2E7 product. It is in phase three. Who can know what it will eventually be. And it does have some attractive characteristics, but we haven’t assumed that Enbrel has an overwhelming share of the market. We certainly made plenty of room for other products. So I don’t think we have ignored the competition at all. And then I guess the other thing is that even if you said gosh, I can’t get there on Enbrel and I hope you can after today’s discussion, I would like to point out that if we hit two billion in Enbrel sales, which I would be very disappointed about we would still have a low 20s EPS growth rate. And I would like to turn the comments about competition in the commercial area back to George so he can reiterate our point of view. George.

MR. GEORGE MORROW:
Yes, I think just five quick points. First of all, the biologics have not really penetrated these markets to any great extent. So there’s tremendous room. And again our numbers don’t really include an aggressive move towards early progressing RA. Secondly, I think this point has been made but just to reiterate, safety is really important here. It’s different from the EPO (phonetic) situation. So longer acting truly does have -- it is a double edged sword here. Having 6 to 7 years of experience with Enbrel before these compounds come out is really, really important in this regard. Habit is always some thing that you have to change and will have a lot of habit going for us. Very importantly, if a patient is well-controlled on Enbrel, the switching barrier is going to be extremely high. Doctors will not want to switch a patient who is doing well on these products. And lastly, with regard to psoriasis, we’re going to have a good jump on the other T&F sequestrant and we think that has got a huge upsides. If we show where the most efficacious product in this marketplace, then there is a huge upsides to this product.

MR. KEVIN SHARER:
The other two points, Dennis, I think that are important to make here is we assume, of course, that Aranesp is successful. But we are not assuming that Aranesp blows away Procrit. We assume that Procit retains a strong market share position. So I think our logic if you will as between markets and products and competitive dynamics is in fact remarkably consistent. And then the last point is Amgen, I said this to Richard when I hired him, I said you know, Amgen had -- if we were in the movie business, our first two movies were both the Titanic. And if all we are going to do is look for Titanics we may not have another movie. And no other products that I know of are going to have the profit characteristics of Epogen and if we have that as the standard for future products, we are probably not going to have any. And I take Enbrel and Immunex had very attractive all in economic characteristics, and we fully reflected those characteristics in this analysis.

THE CALLER:
Thank you.

THE OPERATOR:
Your next question comes from May Ken Po (phonetic) of Goldman Sachs.

THE CALLER:
Hi, Kevin. You mentioned that if Enbrel is only $2 billion you would still have low 20s growth. But in that case, when will this transaction be accretive, and then if you can also discuss in cash flow because of the pretty high level of CAPEX that we anticipate for the manufacturing side, when would this transaction actually give you neutral cash flow?

MR. KEVIN SHARER:
I will turn the cash flow answer to Richard because I don’t know off the top of my head what it is. I want to emphasize if Enbrel were only to achieve two billion, I would be very disappointed, and we would not be accretive compared to stand-alone until probably the ‘05, ‘06 range. But I think one thing also to think about is the benefit of diversification that Enbrel brings to us. We are now basically in two areas with two kinds of products and their successors, and the value of having diversification in a third therapeutic area with another category of blockbuster and a basically non-government payment base for Enbrel is valuable in and of itself. But I want to emphasize that we do not expect two billion in sales. We expect three or more, and I only mention the two billion number as a downside definition. And we have analyzed the cost of the Helix Project in Seattle and Rhode Island. And Amgen itself, as you know, is a very, very strong cash generator. And Richard, have we done an analysis on Immunex Enbrel stand-alone and when it would be cash positive? And if we haven’t, Peggy IS sitting here and she probably could comment on that, but do we have an analysis?

MR. RICHARD NANULA:
We really haven’t done it that way. We have focused on the combined company but Peggy might have a perspective on (indiscernible) stand-alone.

MS. PEGGY PHILLIPS:
As an Immunex stand-alone we have been looking at Enbrel clearly contributing significantly to the company and in our models we have bee looking at, as you know, somewhere around $4 billion in ‘05. So I think when we look at the combined entity, the models may be a little bit different, and I think as Richard will present these later on, that’s probably the best way to look at this.

MR. RICHARD NANULA:
And let us get back to you, May Ken, on the question of Immunex stand-alone cash flow positive. That is a good question. I just have that one off the top of my head.

THE CALLER:
Thank you.

THE OPERATOR:
Your next question comes from Mayra (phonetic) Hobob (phonetic) of CSFB.

THE CALLER:
Financial question. You mentioned $5.5 billion in pro forma ‘02. I was wondering if that is financial year and how much of that you have contributed from Immunex. What is going to be the tax rate going forward of the combined companies, and what are you assuming will be the cost of (indiscernible) for Enbrel?

MR. KEVIN SHARER:
Thanks, Mayra and we know you’ve got some serious questions about Enbrel, and we want to try to answer every one of them. We think we’ve done our homework, and it is a good time to have a conversation. I will turn the questions over to Richard, but I do want to say that we see for Amgen a falling tax rate over the next few years, and we believe that we can be of some benefit to Immunex in that regard, but I will let Richard take the questions, and I think the questions Mayra tax of the combined company going forward, 2002 5.5 billion pro forma. Is that full year? Exactly what are the components of that? And the third question was cost of goods. Richard, take it away.

MR. RICHARD NANULA:
Let me go with that, Mayra. We see the combined company’s tax rate in the sort of first-year that we will own the company in 2003 roughly 30 percent, maybe a little bit higher and as Kevin said, declining over time as we begin to shift more of our activities and manufacturing overseas. I think in terms of pro forma 2002, which I think was just illustrative because we won’t own the company we don’t think for much of 2002 probably, but we essentially just add the guidance that we put out in terms of the growth in Amgen’s revenues off of 2001 to a number that is probably somewhat short of $1 billion for Immunex. So it was just an illustrative number as opposed to necessarily an exact number.

THE CALLER:

But the number that is short of a billion dollars for Immunex, how much Enbrel sales does this reflect?

MR. RICHARD NANULA:
I believe just short of $1 billion. In other words --

MR. KEVIN SHARER:
I think in ‘02 what we are imagining -- please don’t take this as guidance -- but it is a rough cut. It is on the order of $1 billion in ‘02 for Enbrel.

THE CALLER:
Okay. And so my last question is on the guidance. Previously, you mentioned that the Q2 of your guidance (indiscernible) growth rate range would be 165 to 175. So now taking less than 5 percent dilution should we just assume less than five percent out of this range?

MR. KEVIN SHARER:
Correct. I think a couple of points. Richard is very close to these numbers. First of all, we’re not giving ‘03 guidance right now, but I will say that mathematically when we said on this chart less than five percent here is exactly how to understand that. If you took our base case from what we talked about in November and we didn’t ‘03 guidance but I understand how you all made your projections, and then you took less than five percent off that range, 165 to 175, that is what we would expect would achieve on the order of 1,000,000,006 in sales of ‘03 what the combined company’s cash performance would be. So I think that is a short answer to my question. And we also obviously assume about 200 million in synergies in ‘03. I think that’s a long way to say yes.

THE CALLER:
Okay. And lastly, since obviously you don’t really expect the competitor (indiscernible) 70 to make a substantial dent in the marketplace. Aren’t you concerned that if they are unsuccessful in the marketplace they will initiate a price war?

MR. KEVIN SHARER:
I think that I would like to dispute your premise, and I will let George come back to it. We do expect that if D2E7 and CDP870 get to market in the way that they might that they will be successful competitors and to share of biologics that we are assuming has room for the competition. We don’t have overwhelming marke marketshare numbers that I think are reflective of the characteristics, safety, efficacy and long history of the product, but we do have room for D2E7 and CDP870 and Remicaid. I would rather not get into precise marketshare numbers, but we are not assuming majority marketshare biologics for Enbrel. The other thing is that we do not expect a price war. I know that has been discussed, and it has been discussed specifically around CDP870. The first thing I would like to point out is that product isn’t going to show up our judgment until late ‘04, maybe ‘05, kind of right at the tail end of what we are talking about today. And I would like to let George comment on how he thought about them as potential competitors and, again, in our business we tend to paint drugs that aren’t approved or haven’t completed phase three trials, kind of maybe ten feet tall, and we don’t know what exactly those characteristics are going to be, and our product has a very proven record that we take a lot of stock in. But George, that is an important question.

MR. GEORGE MORROW:

I think if there is a disconnect, it’s probably in the degree of market expansion we see because our marketshare numbers are pretty modest. For example, the ‘03 number, we’re talking about 40 percent share of the biologicals, and it really doesn’t go up from there. So if you believe that these products are going to expand the market, and there’s a lot of other patients that could benefit, which we firmly believe, then there’s lots of room for these other products. We still think we have the best product, however.

MR. KEVIN SHARER:
And we also want to emphasize that we are not assuming in any of these numbers early rheumatoid arthritis. That’s an opportunity that is in none of these numbers. We are talking about the markets we’re very confident that we can serve.

THE CALLER:
What do you assume will be, let’s say, ‘06 penetration for the category of biological and the treatment of (indiscernible)?

MR. KEVIN SHARER:
Have we gone to ‘06 George?

THE CALLER:
I’m just thinking about five years out, what do think will be the penetrations of category?

MR. GEORGE MORROW:
60 -- 60 percent plus in that range of the moderate to severe RA.

THE CALLER:
Okay. Thank you.

MR. KEVIN SHARER:
Anything else Mayra?

THE OPERATOR:
Your next question comes from Racial (phonetic) Lahaney (phonetic) of Lehman Brothers.

THE CALLER:
Good morning, everyone. I just want to focus a little bit more on the competition. Can you tell us what you are assuming exactly with regards to the launch dates of the competitive products. And what you’re assuming in terms of what they can take in terms of the market and what you need to do in terms of taking particularly amongst new patients -- to your numbers. I’m particularly curious about basically turnover on Enbrel and what the new patients split would have to be in order for you to make the numbers that you are thinking about?

MR. KEVIN SHARER:
I will let -- first of all let me Racial the assumptions, you know, it’s tough to know dates. I am officially out of the FDA approval predicting business when it comes to Amgen, but I will take a run at it for somebody else.

THE CALLER:
That’s a good idea.

MR. KEVIN SHARER:

I think if D2E7 got on the market in late ‘03 miles and in the crowd in Chicago jump for joy. My hunch is it more like ‘04. Fred and his crowd CDP870, my hunch is they would jump for in ‘04. My bet is ‘05. So we’ve got a solid year or two of run rate before those guys hit the market in terms of unconstrained supply. I will let Peggy -- I don’t think we have in excruciating detail the answer to your question. Carrie took it and we will get back to you all, but I would like to ask Peggy to comment on what happens once we get an Enbrel patient and how many patients you see out there ready to go. I know there have been a lot of comments about gosh, Enbrel has got a two-week waiting list, and we were able to satisfy them. I think that is a red herring. I think there is a lot of unsatisfied patients out there. Remicaids growth sure shows it and we are confident based on our patient records that they are there. Peggy, you have been a lot closer to this than we have, and maybe you could comment.

MS. PEGGY PHILLIPS:
For attrition, Racial, we have seen very significant numbers there where it is less than 1 percent per month. And remember, where we have very much control of this patient population so we are very, very strong on what we’re seeing as far as patients dropping off the drug. I think you’re all aware that we have been adding considerable numbers of patients. We are still adding somewhere around 500 patients a week to the Enbrel program. Now physicians do not yet believe that we are totally out of constrained supply situation. So we are not seeing them put large numbers of people on the waiting list at this point because -- but essentially those are coming on were clearing as rapidly as they come on. What we are hearing and what was confirmed what we were rheumatology meeting is that physicians will wait until there is not a list before they start putting large numbers of patients on to the product.

MR. KEVIN SHARER:
And I would like also George to comment as part of our due diligence, we commissioned an independent survey and market analysis firm that we believe is competent. And we use that as an independent check and, George, maybe you can give some of the headlines of the work that those folks did.

MR. GEORGE MORROW:
I think the headlines are that it is very much reflective of our forecast recognizing there is upside but, again, you are going to have to change some practice patterns there to get the upside so I think we are right in line.

MR. KEVIN SHARER:
I don’t want anybody to think that we imagine this is going to be particularly easy or a walk in the park. We’ve given Remicaid a chance to get moving. We are going to have to come back at them. I think we got some real advantages. We’re going to have to get the clinical trials complete and the approvals. And we are going to have to invest more in clinical development to be fully ready to be maximally competitive, and those investments we have reflected in our financial plan. And I think -- and I am not speaking for AHP, but I think that they also are willing to make sure we put behind this product what it takes for success.

THE CALLER:
Can I ask one other question? Since you brought it up, with regards to Remicaid, a lot of people are now using Remicaid and getting comfortable with it. And the argument is that you use Enbrel versus some of the new competitors (indiscernible) are similar to the arguments that were accused to compare Enbrel and Remicaid when those products came out -- being able to take somebody off of the medication if they had a problem with the T&F blockage. And if doctors are becoming more comfortable with Remicaid, they are using it now here whereas they really didn’t use if before, do you think that is going to hurt you when D2E7 comes to the market? Do you think that comfort level with treating people less frequently will be there and, therefore, you’re not going to able to make that same argument?

MR. KEVIN SHARER:
I will let Peggy and George comment, but I think that we don’t imagine that we are going to somehow win back patients who are comfortable in one therapy. I think in this marketplace when patients get out of therapy that (technical difficulty) it works for them and it is dialed in, they will probably stick with it. But I would also like to point out that for all of these products, there is a certain cocktail kind of dynamic and occasionally some patients don’t respond to one of the treatments. So that opportunity does exist, but we don’t see that we are going to somehow take lots of patients offer Remicaid who are comfortable. And Peggy you might comment on your experience to date in this matter.

MS. PEGGY PHILLIPS:
I think the numbers that George has put out is not making that assumption, that we’re going to see a big jump from Remicaid to Enbrel as we get more supply out there. I think one thing that we will look at in the future and continue with that patients very much continue to tell us that they prefer the subque(phonetic) injections. They prefer the freedom of being able to deliver the product at home and so part of the strategies that we’ll look at is still looking at that patient population and how they can drive. But I think what Kevin said is true. You get therapy in this market that appears to be working, and there’s a reluctance to shift from that therapy.

MR. GEORGE MORROW:
I think the only thing I would add is if -- and you’re probably following this as closely as we are. If you continue dose creep and the price of Remicaid therapy go up, then the payors will start to push back particularly when Enbrel supply is uncapped.

THE CALLER:
But what about comfort level with Remicaid translating into a comfort level with D2E7 when it comes out? I mean, just in terms of less frequent dosing.

MR. GEORGE MORROW:
I don’t think you would see the kind of growth you are seeing in Remicaid today if we had an unconstrained supply.

THE CALLER:
No question.

MR. KEVIN SHARER:
I think there is an opportunity to do direct comparative trials. We haven’t made that decision, but it is something at least we’re going to talk with Peggy and her team about and try to at least explore that. We want to be competitive. And I think that Remicaid’s black box is a disadvantage for them. J&J has done a great job, but I think this market is so underserved, and these drugs can be for patients so dramatically beneficial in a marketplace with really needy patients. I think if we can do our job right, there is going to be room for everybody.

THE CALLER:

Okay. Great. Thanks.

THE OPERATOR:
Your next question comes from John Soniay (phonetic) of Prudential Securities.

THE CALLER:
You have given a lot of good strategic -- I’ve got a couple of questions on ‘02. I guess first of all, can you just walk us through what you expect the major inflection points to be throughout the year?

MR. KEVIN SHARER:
Sure. I will let Richard back me up if I miss. We see today a pretty big inflection point. We see filing at the authorities in Washington FTC etc., probably first week in January engage very actively. We’ve already retained counsel late (indiscernible) some just outstanding people in this area, and they are fully ready. Our experts are ready. We’re ready to file our brief and begin to make our case. I would imagine -- I am speaking a little bit for Ed here and if I’m wrong, we will change. But I think it is a foregone conclusion that Leukine will need to be sold, and I am sure they there will be good interest in the product. Other inflection point is going to be shareholder votes, and Richard when is that going to happen?

MR. RICHARD NANULA:
That would happen post FTC approval. I think we see that sometime around the middle of the year. Our goal, obviously, would be somewhere in the sort of late second quarter, early third quarter. Our agreement with Immunex provides for as long as 12 months. But I think we are hopeful that six-months is all it will take.

MR. KEVIN SHARER:
I think some other things to watch are going to be obviously Enbrel sales, how do we do. We think we will go up a bit. We are going to see the manufacturing plant in Rhode Island, the validation lots completed and filed with the FDA. We should if Immunex is right and I think they might. We should approval of that plant by the FDA in October. Although we don’t assume it until January. Roger indicated, I am not predicting it, but Roger indicated that we were surprised and pleased with the FDA’s response to pegfilgrastim and we are in label negotiations. And as you know, we did not have that in our ‘02 plan. Again, it may not happen, but it is a better situation than I thought. I think you should expect us to talk to you about integration planning. We think that it is important to get that done well but also fast because, obviously, a situation like this has somewhat of a disruptive potential. People being human are saying right now what about me? We want a try to answer those questions as soon as we can. I think having good discussions about the Enbrel clinical development program and how that looks, how it might be strengthened. We are going to end up -- is it this year George on the Durham force or next?

MR. GEORGE MORROW:
This year.

MR. KEVIN SHARER:
We are going to hire a dermatology sales force of some number. So there will be a lot of things to watch. And what is the long pole in the tent here. Of course, the long pole will be the government FTC review. We think on Kineret we have very good arguments. Kineret is indicated by the FDA to the for Enbrel failures. We think Kineret is a good second line molecule that can complement Enbrel. We don’t anticipate that the FTC will see it differently, but you never know. As I said, Leukine I think it is pretty obvious. There are no European issues here. Mr. Monte and his crowd I don’t think need to opine on this, at least that’s what our experts say. So it should be a relatively clean regulatory review.

THE CALLER:
And Richard, the language in the press release for ‘02 was that the pro forma net income should be greater than 1.5 billion. Using 1.5 billion as a base under the scenario which Kevin described seems woefully low. Are you including restructuring, non-recurring type charges in that?

MR. RICHARD NANULA:
We’re really weren’t. We were literally just trying to show just roundly the size of the two companies when combined, not really taking into account synergies and takeover dates or anything. So that was really more meant to show size vs. sort of other industry players, just adding the two companies -- adding the two companies’ revenues and forecasted profits and rounding off honestly to the nearest 1.5 -- to the nearest half a billion dollars. So wouldn’t take those numbers to be anything other than just representative of size.

THE CALLER:
Thank you very much.

THE OPERATOR:
Your next question comes from Mike King of Robertson Stephens.

THE CALLER:
Good morning. Just to be clear, on the production capacity the 3 to 4 billion that you mentioned assumes just Rhode Island or does not include Ireland as well?

MR. KEVIN SHARER:
Ireland is European only, okay? Not true. Okay. It shows I don’t know everything. Peggy, you know everything, why don’t you answer that question?

MS. PEGGY PHILLIPS:
The assumptions are the same where we are looking at the Rhode Island facilities. And again, we’ve broken ground on a second one. The Ireland facilities that American Home is building where there will be a percentage allocated to U.S. sales are assumed to come in at about the ‘05, ‘06 time line.

THE CALLER:
Okay. And there is no anticipation of any capacity being used in Boulder is there?

MR. KEVIN SHARER:
No, we don’t. But I would also say to kind of -- if you need it, more confidence in Amgen’s experience and expertise we make over a ton of Kineret a year in Boulder. And we are well familiar with the manufacturing process and quality approach.

THE CALLER:
Great. Quick question on American Home. Will they have any lockup on their holdings?

MR. KEVIN SHARER:

Yes, they will. They will have a brief lock back to the closing. I believe it is 90 days.

THE CALLER:
Okay. So that would put them out in the late ‘02 sort of time frame before they can sell any shares?

MR. KEVIN SHARER:
I believe that is correct.

THE CALLER:
Assuming your time lines are correct.

MR. KEVIN SHARER:
Late first quarter ‘02.

COMPANY REPRESENTATIVE:
You have to add 90 days to whenever the closing day is which I’m allowing could be as early as 6 or maybe as long as 10 or 11 months perhaps.

THE CALLER:
Okay. So let’s say if it is just at mid- part of next year then we’re talking probably late third quarter early fourth before AHP can sell anything?

COMPANY REPRESENTATIVE:
That is correct.

THE CALLER:
And would they then be subject to I assume I144 (phonetic) restrictions.

MR. KEVIN SHARER:
Yes, and there is another number of volume limitations that we have agreed with them that we think sort of match their needs or their desire for potential liquidity as well as sort of a reasonable flow in the marketplace.

THE CALLER:
And then could I just ask you just to remind us of the timing for Enbrel and psoriasis, did you say ‘04.

MS. PEGGY PHILLIPS:
Yes, we have an additional study that started this month and more start at the beginning of the year. Again looking at how to really hone in on how we want to present this to the marketplace, but we are looking at ‘04.

MR. KEVIN SHARER:
But I want to emphasize in psoriasis, Roger mentioned it, (indiscernible) two data has an end that is big enough to pay attention to and an efficacy result that is quite compelling and over time is looking better. We’re not probably taking full account of what psoriasis really could be in these numbers because I don’t like to jump all over phase two stuff, but it is quite exciting.

THE CALLER:
I agree. I think Enbrel is the real sleeper in psoriasis. And finally, can I ask a question of Ed because we have got to get him under the act. Ed, can you talk about why now last year around this time American Home sold stock in the secondary at about the $40 level and one of the reasons why your stock was a tough performer after that was because of the capacity constraints. And now that you’ve got those alleviated and some visibility to revenue growth, why would you consider selling the company now rather than wait for the revenues to flow through to your bottom-line?

MR. EDWARD FRITZKY:
Mike, the most compelling part of the answer has to do with the strategy. I mean, the idea of the fundamentals that underpinned the strategy that we are undertaking, I think it is phenomenal that we will create within Amgen the most powerful company in the world, and I think that the opportunity is now to do that. And also why now we have made phenomenal investments with our cash in Rhode Island and Bothel (phonetic) and we’re making them here in Seattle, but as I look at the opportunities today in the company, we can even do more. We can do more to take advantage of the excitement that we have in the business. For instance, I will give you a for instance there, Mike, a small molecules are targets that we have been building a program here in Seattle to capitalize on our targets, you know, with antibodies but also with small molecules. Amgen has a phenomenal infrastructure in this area, well-developed, and we want to see our targets taken advantage of and fully exploited. So if we wait fundamentally to do this transaction, we will lose opportunities. And so the timing is really great now to take advantage of the opportunities that we have and, of course, to participate in a very, very exciting new equity, which I think as the press release says, combines the best of growth and the best of size. So I think it is an opportunity for us to adversify risk, as it is for Amgen. And now is the time to do that as well.

THE CALLER:
Okay. And just finally, you had mentioned about your expectations that Leukine would have to be divested for FTC purposes. Is that your thought for the type IL-1 receptor as well as the (indiscernible) protein?

MR. KEVIN SHARER:
No, no we do not believe that is going to be necessary.

THE CALLER:
Great. Thank you very much.

THE OPERATOR:
Your next question comes from Steve Lissie (phonetic) of SAC Capital.

THE CALLER:
A couple of questions. Kevin, what is the sale source going to look like in a couple of years? How are you going to configure that? I guess Immunex has been doing more in the copromotion or planning to do more going forward to hear how those plans move. And also with regards to the capacity, the question was asked straightforward about Boulder being involved. But is there any other capacity in the Amgen network that might be used for Enbrel in 2002 to help bridge this gap? And the third question is to the FTC. You mentioned (indiscernible), what about the T&F molecule you guys have? Is that going to be at risk for FTC consideration?

MR. KEVIN SHARER:
Let me ask -- the FTC, I don’t think the T&F molecule we have will be. It’s quite early in its development. As to capacity, we don’t have an Amgen capacity. We can bring to bear on supply in the short-term and all of our assumptions have been around capacity that Immunex has or is creating. And I will leave the sales force question to George. We probably don’t exactly know. Clearly, we’re going to be co-marketing partners with AHP, and we have had a history here of specialized sales forces and George has plans to expand that. And I want to make clear that to get the benefit of this transaction, we will need to integrate these two companies, Amgen and Immunex, and in a smart way that’s what we’re going to do. So George.

MR. GEORGE MORROW:
AHP right now has a rheumatology sales force adequate to cover the universe of rheumatologies and select internal medicine specialists. And we will have a comparable number of representatives focused on that same target audience from the Amgen side that we will bring on board when we think the opportunity is right. In other words, when the capacity straint is no longer an issue.

THE CALLER:
Was that the original plan for Immunex or have you guys been able to accelerate that?

MS. PEGGY PHILLIPS:
I think you’re talking two different things. One, the dermatology sales force that Immunex is bringing up right now that will become part of the Amgen sales force calling on rheumatologists and a compliment to the existing AHP sales force and then George was also referring to the sales force for Kineret.

MR. GEORGE MORROW:
Right. So there will be three sales forces. And I would also add medical science lab and specialists. People who are really scientifically trained part of the R&D organization who really can answer any questions about off label uses of these products.

THE CALLER:
So how many bodies will we have then for -- let’s say end of -- the beginning of 2003 when capacity constraints are gone? What kind of sales force will be out there to sell I guess American Homes, Enbrel sales force and now Amgen sales force with regards to Kineret? How do you coordinate the Kineret sales after what the American Home effort from Enbrel?

MR. KEVIN SHARER:
Okay. The fact that our sales force, our rheumatology sales force will be a comparable size to AHP really greatly facilitates the coordination between the sales people and there has been governance put in and that has worked very well with Immunex and AHP. We’ll do that as well. So I think there will be coordination along those lines.

THE CALLER:
What is the size? What is the actual number?

COMPANY REPRESENTATIVE:
We don’t give the number out.

MR. KEVIN SHARER:
I can tell you that we’re going to have more than double the number of folks right now selling Enbrel out in the market, once capacity constraints are lifted. So we will have a substantially larger share of voice

THE CALLER:
Okay. I think that is it. Thank you very much.

THE OPERATOR:

Your next question comes from Eric Ende of Banc of America.

THE CALLER:
Thanks for taking my call. A few questions. Did you actually answer the tax rate question, what it is actually going to be. Previously you said it was going to be 32 percent. Is that a number we should still be thinking about?

MR. GEORGE MORROW:
I think I did. I said that in the ‘03 ‘04 time frame we thought it would be 31 percent and likely declining from there.

THE CALLER:
I’m sorry. Okay. And then as far as cost synergies, you mentioned the three areas. How does that break down R&D to SG&A? It sounds to me like it is really mostly R&D because you’re going to be adding a bunch of people in SG&A.

MR. KEVIN SHARER:
No. I think that it is going to be more SG&A than anything, but I do not want to get into functional breakdowns. We will save that until detailed plans. But the idea here is to make a more capable R&D organization and have R&D over time grow. And I want to emphasize that Seattle is a very important place for research and development and we want to take advantage of it.

THE CALLER:
Okay. And then as far as manufacturing, you mentioned that you have a lot of expertise. Can you talk about your experience with a million cell culture versus bacterial?

MR. KEVIN SHARER:
We have extensive experience in both.

THE CALLER:
Okay. And one more thing on AMG 073, you guys mentioned phase 3. Are you saying that you’re starting it, started it, will start it?

COMPANY REPRESENTATIVE:
For AMG 073 we expect to start phase 3 very soon as the instance it happens we will, of course, make that public so you’ll know about it, but we have not yet started phase 3 unless something happened in the last six hours since I left California.

THE CALLER:
Great. Thanks a lot, guys.

THE OPERATOR:
Your next question comes from Brian Long of Chesapeake Partners.

THE CALLER:
You mentioned your willingness to divest Leukine if the FTC asked you to. I was wondering whether you have those same feelings on Kineret?

MR. KEVIN SHARER:
The first thing I would like to say is we expect to divest Leukine. I’m sure the FTC will ask us. We have done extensive analysis on the Kineret area. I am not going to predict what the FTC will say, but I am confident that we have a very strong case to make that Kineret is complementary to Enbrel, not competitive and given the number of competitors in the market as well, we feel confident that we will retain Kineret and the numbers that we’re showing you obviously assume that.

THE CALLER:
Thank you very much.

THE OPERATOR:
Your next question comes from Bridget Collins of (indiscernible) Trust.

THE CALLER:
Actually I didn’t know that I put in for a question, but thank you very much any way. The question that I would like to ask actually is looking over your pipeline, there really doesn’t seem to be any substantial area of overlap between your two companies except in oncology. And even that seems relatively small. And that brings me to the question of what exactly is the strategic synergy of doing the deal other than being bigger? It doesn’t seem like there is a lot of copromotion or cross-promotion opportunity, I should say, among your products. Nor does there seem to be, based on my knowledge, a lot of overlap in the R&D area. So what is it that putting the two of you together creates other than one company that is larger and what is so compelling about that?

MR. KEVIN SHARER:
That’s probably the question, isn’t it? Let me try to take another crack. I think when you think about strategy and synergies, you need to think in two ways. One is that the grand, if you will, the highest level, and that one is pretty easy. And let me go over it again. The other one is at the operational, tactical, functional level. And the operational, tactical must be consistent with the grand strategic vision. This is an industry where size does matter. All other things being better -- equal. And I think in terms of synergies in that regard, we have in R&D strong synergies immunology, inflammation is what Immunex is very very good at. We have an effort there as well. Oncology, our pipelines are absolutely complementary. Inflammation, they are complementary and we have in nephrology an anemia franchise which is not an area for Immunex, but two out of three is not bad. The second thing is that all things being equal, breadth matters. Amgen is a relatively narrow company in its footing. We basically have two games, and they’re both related to blood, if you will. One is in nephrology. One is oncology. So at the grand level having a third leg on the stool really matters. And so the two things at the grand level are R&D scale and complementary, more diversification, long patent life. That is how you build a great company in this industry. At the operating level, we believe we bring manufacturing expertise. We d believe we bring clinical development expertise. We believe we bring sales and marketing expertise. We believe Immunex brings to Amgen a really strong monoclonal antibody expertise. We believe Immunex is the world leader in inflammation and immunology discovery research. We also see, unlike say buying a German company, a lot of cultural complementarity making integration also feasible, grand, strategic and operational ideas that cannot be integrated are wasted. We also believe there is a practical dimension here. So as I think about this transaction, it rings everyone of my bells at the grand strategic level, at the operating synergy level and as the doability level. So I guess I’ve got a pretty strongly different view, and it will take time to say who his right here, but I think by the end of ‘03, we will be able to take a look and get some pretty strong indication. I don’t want to suggest this is going to be easy. It won’t. And we’re not going to take our eye off the ball in what Amgen has to do in the interim and as Ed affirmed nor will Immunex.

MR. EDWARD FRITZKY:
If I could just address the issue of the pipeline. There is actually a substantial amount of overlap, just to mention that within the Interleukine (phonetic) 1 antagonist area just as an example, we have two additional molecules at Amgen in development and one at Immunex in development. We have the opportunity now to look at those and pick the best program. We have our T&F sequestrant. We can look at the totality of what is available in terms of T&F sequestrants and pick the best program. Our program at OPG/OPGL for bone erosion is, of course, overlaps with the rank program at Immunex of where we both have a lot of data from a pre-clinical standpoint and there’s clinical data available from (indiscernible). We can pick the best program there as well. And monoclonal antibodies is directed at molecules that are important to cancer. We can pick the best programs. So I think there really is a lot of synergy that is available in R&D, and there is a great deal of overlap in expertise which we can take advantage of. It means also, of course, that a lot of scientists can work on new projects that previously they would not had had time to explore because they are working on competitive programs. Kevin, this is Ed. Just a couple more points that I think are extremely exciting. Clinical manufacturing for instance, we would need to build larger scale facilities to move our pipeline along quicker. That is a major synergy I think in this deal. Another one, it sounds very nuts and bolts, but facilities like Fill (phonetic) and Finish (phonetic) manufacturing and the placement of those to ultimately maximize the tax advantages, etc. So just operationally we see lots of fruit on the tree from a synergy standpoint when we considered this deal at Immunex.

MR. KEVIN SHARER:
Thanks, Ed. Those are very good points. We have got Fill and Finish’s as Ed mentioned in Puerto Rico, which I think will help Immunex. It’s got a tax consequence that could be important over time.

THE OPERATOR:
Your next question comes from Howey First (phonetic) of Maverick Capital.

THE CALLER:
Thanks for taking my question. Just a little clarification on Leukine just so we can understand the effects on dilution. What kind of profitability are you assuming for Leukine and what are the effects actually on the EPS numbers going forward?

MR. KEVIN SHARER:
Leukine is, as I think you know, a competitor, or participant in the same area as Neupogen. In fact, they are head to head competitors and Neupogen has a very large majority market share. Leukine, relatively small. So first point is Leukine is a very small part of Immunex’s economics and we assume it it is divestiture. So I will let Richard answer this, but my assumption is Leukine is gone, not in the mix at all here, but Richard go ahead.

MR. RICHARD NANULA:
It is the impact on the transaction as we’ve assumed it. It is a part of the dilution. We assume Leukine is divested for I think a relatively modest conservative number in terms of a multiple of revenue. It is a highly profitable products so even though there would be some people to go with it, we’ve assumed that it has a dilutive impact of a couple of pennies on the overall entity.

THE CALLER:

Thank you.

THE OPERATOR:
Your next question comes from Troy Hottenstein (phonetic) of UBS Warburg.

THE CALLER:
My questions have actually been answered all all except for -- is there any kind of deal break fees associated and anything in particular that is an immaterial adverse effect clause of the merger agreement that would provide free the company to walk away from the deal?

MR. RICHARD NANULA:
I think there are deal breaks fees in the transaction. I think it’s a fairly locked up transaction from all sides, and I think there are very few outs for any of the parties to walk away from the transaction. To the extent somebody does walk away, there is a breakup fee I believe it’s $475 million. But I think there is very few circumstances under which that is likely to be paid.

THE CALLER:
Thank you.

THE OPERATOR:
Your next question comes Vareeba (phonetic) of Ross Capital.

THE CALLER:
Thank you. You obviously have provided some guidance for 2002 in terms of total revenue. But just wanted to make sure in terms of the EPS growth, our estimate comes to about 5 percent growth rates for next year, and I want to verify that that is correct. And since that you start from that base and after that you’ll be back to your 20 percent growth.

MR. KEVIN SHARER:
I think that as to ‘02, it is so difficult to predict when the transaction will close and exactly what the effect will be that that is a difficult sort of analysis to do, and I wouldn’t overly rely on it. I will let Richard respond, but I want to emphasis that Amgen is obviously standing by for ‘02. The guidance we gave a short time ago, but trying to predict right now exactly what ‘02 is going to before the combined company is very, very difficult because we don’t know what the timings of the approvals are. Richard, you could comment on the dilution in ‘03 and what we are --

MR. RICHARD NANULA:
If I understood your expectations, I think they were if our guidance was low 20s in EPS growth rate that you were assuming this transaction would have an impact such that the EPS growth would be reduced in the low 20s to roughly 5 percent growth. I’m not sure if that is based on a whole year or partial year. I guess our own assumption is that is the transaction closing somewhere in the second half of the year would have a much smaller impact than that. But as Kevin said, there is a number of variables in terms of when the transaction closes and at what point in the year that we actually take control of the company. But I don’t think there are any scenarios were we see the impact on our company and our growth for next year to be quite as large as you have.

THE CALLER:
We do take it half year of closing -- mid-half of the year and just putting the number adding up Immunex shares and taking your 1.5 billion guidance for net income dividing by the total number of shares.

MR. KEVIN SHARER:
I think an important point to make here, we’re not giving a billion and a half as guidance. That was a representative number to just give you some scale sense. I don’t want you to overlay lock in here on ‘02. I think the way we want to point you is to ‘03 because in ‘02 it is so difficult to know when we’re going to close. Obviously here there is a bit more interest in ‘02 than we are giving you full-color on, and rather than try to get overly precise about ‘02 right now, maybe we could defer that until we get a little bit better view of when the closing is actually going to happen, and but I think that the place to really put your eyes is ‘03 which is the first full year.

THE CALLER:
And one more quick question. Regarding the combination of Kineret and Enbrel, do you see that your sales force could more effectively promote the two of them together so they will be additional usage of Kineret as a result of your sales force also selling Enbrel as synergistic components together?

MR. KEVIN SHARER:
I think the products certainly complement one another and you can envision sales reps giving a very robust discussion about total patient care. So, yes, we see some opportunities.

THE CALLER:
But in your projections, do you expect increased sales of Kineret as a result of you promoting Enbrel?

MR. KEVIN SHARER:
No. And we don’t assume in any of these projections that the combination therapy would in fact work. As you might know, we have some very early stage trials under way. The animal data is tremendously exciting and the combination. But there’s no assumption in here of that combination actually ever coming to market. That would be upside.

THE CALLER:
All right. Thank you.

THE OPERATOR:
Your next question comes from John Fisher of Fifth Third Bank.

THE CALLER:
Thank you for taking my questions. Most of my big questions have been asked. I guess just a couple of smaller questions. Since you highlighted the cash on the balance sheet, is it fair to assume that there won’t be any need for external debt financing and you will just finance the cash portion from the balance sheet? And then since this is such a large deal looking out over the next year, is this going to inhibit Amgen’s ability from participating in other either product acquisitions or company type had acquisitions? I didn’t realize that was funny, but okay.

MR. KEVIN SHARER:
No. It is just -- sort of, if you were back at the ranch and when I walked into Roger’s office and I said hey, good we will get this one done and I said something, Roger almost passed out. So our eyes are pretty big, but our stomach is pretty full. I think that we still got tremendous financial power here. We’ve got a range of alternatives in terms of financing. We have not made any judgments about how best to finance, but with Richard’s arrival as

Chief Financial Officer, I think we have taken a much more strategic look at our balance sheet and our opportunities. And this certainly will not inhibit us at all in getting other products. I think the thing about other companies has more to do with integration capabilities and hours in a day.

THE CALLER:
Okay. Thanks.

COMPANY REPRESENTATIVE:
If there’s one other comment I could make it is that clearly when we talk about size matters, we’re talking about our internal research and development program. But size matters also for those on the outside. Other companies that might have discovered potentially interesting molecules. As a combination between Amgen and Immunex, we clearly are the organization they are going to want to talk to.

MR. KEVIN SHARER:
And I think you also asked a longer-term question. If the Immunex Amgen combination is a successful one in the way that we anticipate it will be, our confidence as a organization to do this, of course, will increase, and the acquisition criteria list that I shared as my first chart would apply in the future as well. So it is a horizon kind of question, but if there is other opportunity, we won’t have to do it. But if this one is successful we would certainly be in a more confident position to do it.

THE CALLER:
Okay. Thanks.

THE OPERATOR:
Your our next question comes from Art Lickman of J.P. Morgan.

THE CALLER:
Good morning. I guess I have a question really about how you set the bar here. It looks to me if you look at ‘03 numbers in First Call that at $1.70 is about the bottom of the range, and there are a number of estimates above $1.75. If you look at $1.65, that would only be about a 50 percent increase over the First Call numbers from ‘02. And, therefore, I think you guys are setting the bar a little artificially low here.

MR. KEVIN SHARER:
I think that first of all we haven’t given guidance in ‘03, but let me just take you through some of the thinking we’ve got here. If you projected in the low 20s from consensus around -- and we’re getting into pennies a share here, but around ‘01 going into 03, you could get in our stand-alone numbers I suppose in the ‘02 from $1.35 to a $1.45, and then I say okay, let’s take 22 percent on top of that. And all this is back of the envelope stuff. I am not predicting anything. You can pretty easily get to $1.65, $1.75, maybe up to a $1.80. So I think that while there are certainly a wide range of estimates for ‘03, I think they are very, very early model numbers, and I wouldn’t want to overly focus on what is the right number for ‘03. But I guess we’ve given here a pretty representative range. You could argue about what the distribution is, but I don’t think we’re trying to low ball it here at all, and I would sure hope we can do better than we’re projecting here in ‘03, but what we’re trying to focus on is that we think we will have less than 5 percent dilution. I hope we can do better than this in synergies, and if we can get the billion six on Enbrel, we will be in good shape. And I think that is what the bet is for ‘03 is the synergy number in the billion six. So I would also like to point people toward the more strategic, which is the increase in EPS growth rate into the mid-20s plus all the strategic benefits. So I guess we will just have to see how it plays out. That is how we see it.

THE CALLER:
Okay.

THE OPERATOR:
Your next question comes from Meg Malloy of Goldman Sachs.

THE CALLER:
Thanks very much. Maybe Peggy you could clarify a little bit more in terms of the timing of manufacturing scale up that we understand for next year in the range of .9 billion to 1.3 billion and then ‘03 assuming Rhode Island coming on 1.71 to 1.8 billion. I’m wondering if you could guide us on the ‘04 timing assumptions and ‘05 timing assumptions as it relates to the second -- the first and second phases of Rhode Island. And then secondly, on process improvements congratulations on T1 getting through. We understood that to be 10 to 30 percent process improvement. Could you clarify the range on that and also provide an update on the T2 process?

MR. KEVIN SHARER:
What the question was, Peggy was out getting a cup of coffee, is tell us everything you know about manufacturing in a hurry. Not for as long as you can can imagine. But seriously what Meg asked is take us through the ‘04, ‘05 assumptions. That is, when do we think the second facility in Rhode Island will be underway? I think, Meg, I outlined our view of the first facility in Rhode Island that the difference between the Immunex assumption of October ‘02 and our January ‘03. So I’m assuming you weren’t asking about that right?

THE CALLER:
Correct.

MR. KEVIN SHARER:
You were asking sort of beyond that.

THE CALLER:
Right, as we get into the ‘04.

MR. KEVIN SHARER:
‘04 ‘05 timeframe and that would involve I suppose Europe too so Peggy maybe you could touch on that.

MS. PEGGY PHILLIPS:
Yeah, again, what we’re looking at going forward and what hopefully both parties will now contribute to is looking at both process improvements. And as you say, we just got the T1 process approved. We won’t actually gain a lot of experience on that until the beginning campaigns next year at BI. Again, we don’t know whether that’s going to be somewhere between 10 and 30 percent. That is the range that we’ve given. Our expectation is there. So as we look at any assumptions on what that would really bring to profitability or ultimate supply, we need some experience there. Next year we are also looking at additional runs and trying to maximize those from BI. As far as whole new facilities coming on, remember, we have the second facility from BI that will be coming on in the ‘04 timeframe. We have the second facility at Rhode Island which will be in the ‘04 ‘05 timeframe and then we the Ireland facilities that are in the ‘05, ‘06 timeframe. T2, so the whole new generation of product is visualized to come on at the second plant in Germany and at the second plant in Rhode Island. So it would be out a number of years from now.

THE CALLER:
Great. And in terms of ‘03, are you comfortable with 1.7 and 1.8 billion in capacity?

MS. PEGGY PHILLIPS:
Yes, because what will be doing in Rhode Island, remember, is building inventory next year. So in addition to what we have from BI, you know, the additional expansions there and looking at enhanced productivity will have Rhode Island for a full year -- for the majority of the year were we’re building inventory to help fuel ‘03 as well.

THE CALLER:
Thanks a lot.

MR. KEVIN SHARER:
We have time for one more question. We have got to get ready for lunch and a lot of things to do here. I appreciate the range and depth of questions and we really appreciate being able to have this conversation. So why don’t we take one more and I will make a few summary remarks and we will call it a morning.

THE OPERATOR:
Your final question comes from Bob Wiley of Sound Capital Partners.

THE CALLER:
Well, I also didn’t know I was going to ask a question and I don’t have one, but congratulations to everyone.

MR. KEVIN SHARER:
Thank you. We will accept that as the final comment from our investor base and hope the stock market reflects that over time. But I really do appreciate the range of this discussion today. I think we got on the table most of the issues and questions. There is a few things that we need to be a little bit tighter on. I think ‘02 is one of them. But I do want to reiterate that the highest level why are we doing this? It meets our acquisition criteria absolutely. It is strategically compelling adding another blockbuster drug that is proven with a long patent life that gives us therapeutic area leadership in the therapeutic area that we focus on that has huge potential is a powerful logic. Also R&D scale, also risk diversification. Second, the financial financials are attractive. We haven’t assumed heroic things about dilution. Yet we have, excuse me, about synergies yet we have modest dilution and we have growing EPS into the mid-20s. And the downside is minimal at 2 billion for Enbrel we’re still growing the low 20s EPS. The integration risk is well-known. It is manageable. We are experienced as individuals and we are capable. And finally, we will not take our eye off the ball at Amgen with respect to the launches of the products we have, the development of the pipeline and what we need to do to move the company forward. And Ed gave you his assurance that that is also the case at Immunex. So today has been a day of projection, discussion and promise. And, obviously, what is going to count here is when we deliver. And I look forward to doing that and thank you very much.

THE OPERATOR:
Thank you for participating in today’s teleconference. You may now disconnect. (CONFERENCE CALL CONCLUDED) \ATXnt7932 \par

The following is a series of slides that were presented at the presentation and the question and answer session described above:

AMGEN

The Most Successful Biotech Acquires the Inflammation Market Leader

Acquisition Of Immunex

December 2001

Acquisition Evaluation Criteria

- Rationale for acquisition is easily understood
- Economically attractive over time
- Sources of outstanding products and/or product candidates
- Cultural fit with Amgen
- Big enough to matter yet small enough to manage
- Complementary to our leading edge technology base

3

Most Successful and Fastest Growing

AMGEN

- 10+ year growth record
  - 50% EPS growth
  - 38% shareholder return
  - EPOGEN®, NEUPOGEN®
- Proven ability to develop blockbuster extensions
  - Aranesp™
  - Pegfilgrastim
- Unmatched financial strength
  - $2.4B cash
  - $4B revenues
  - ~$59B cap

IMMUNEX

- Fastest growing player since 1997
  - 51% revenue growth
  - 54% shareholder return
- Substantial Enbrel® growth potential
  - More capacity coming
  - Additional indications
- Strong financial position
  - $1.8B cash
  - $1B revenues
  - ~$14B cap

4

The Most Successful Biotech Acquires the Inflammation Market Leader

- Strategically compelling, unprecedented combination
- Accelerated growth in Product Sales and Earnings
- Experienced, talented management team poised to execute
- Enbrel® has tremendous potential
- Immunex provides the leading research base in inflammation

5

Strategically Compelling, Unprecedented Combination

- Amgen will help ensure Enbrel®'s success – proven blockbuster with significant market potential
- Creates a three blockbuster company with potential for a fourth blockbuster
- Leadership position in oncology, nephrology, and now inflammation with complementary pipelines
- Scientific excellence and scale in biologics R&D – Immunex brings added research strength

6

Transaction Summary

Transaction Value	Approximately $16B net of cash
Fixed Exchange Ratio	0.44 Amgen shares + $4.50 cash
Structure	Tax-free reorganization (stock only)
Expected Closing	H2 2002
Required Approvals	Shareholders, Regulatory
Pro Forma Ownership	Amgen Shareholders - 81% Immunex Shareholders - 19%
Leadership	Kevin Sharer, Chairman & CEO Ed Fritzky joins Amgen's Board

7

Accelerating Growth in Earnings and Product Sales

Cash EPS Growth, 2001-2005E
(CAGR%)

Low 20's
Mid 20's
Pre-
Acquisition
Post-
Acquisition

Total Product Sales Growth, 2001-2005E
(CAGR%)

Low 30's
Low 20's
Pre-
Acquisition
Post-
Acquisition

8

EPS Accretive in 2004

AMGEN®	2003	2004
Pre Acquisition EPS	$1.65-$1.75	$2.00-$2.15
Enbrel® Sales	$1.6B+	$2.4B+
Synergies	$200M+	$250M+
Post Acquisition EPS	<5% Dilutive	Accretive

9

Enbrel® to $1.6B+ in 2003

Actively Treated Moderate/Severe Patient Count

Indications	2001	2002	2003
Rheumatoid Arthritis	~885K	~915K	~950K
- *Enbrel Share*	*11%*	*13%*	*18%*
Psoriatic Arthritis	~96K	~98K	~100K
- *Enbrel Share*	*<1%*	*2%*	*11%*
Psoriasis	~440K	~445K	~450K
- *Enbrel Share*	*0%*	*<1%*	*2%*

Sales Drivers

- Rhode Island on board
- 200K+ patient database
- No new biologics
- Psoriatic arthritis Q1 2002
- Multiple sales forces
- Psoriasis data by mid 2002

10

Over $3B Enbrel® Peak Sales

Indication	US Treated Patient Population	Share at Peak Sales	Product Sales	Enbrel® Biologics Position
Moderate to severe RA/JRA	1.0M+	17-20%	$2.4- $2.7B	1st/2nd
Moderate to severe Psoriasis	500K+	8-10%	0.4-0.5B	3rd/4th
Psoriatic Arthritis	110K+	40-50%	0.4-0.6B	1st
Ankylosing Spondylitis	100K+	10-20%	0.1-0.2B	1st

Total $3.3-4.0B

Unparalleled Product Strength with Long Patent Lives

Product	Disease Prevalence	US Patent Expiry	Potential Peak Sales
Aranesp™	>2.0M	2018+	$5B+
Enbrel®	>3.1M	2012	3B+
EPOGEN®	>0.3M	2013	3B+
NEUPOGEN®/PEG	>1.0M	2013	3B+
Kineret™	>2.0M	2018+	.5B+

12

Confidence in Enbrel®

Commonly Voiced Concerns	*Amgen's View*
Manufacturing	Fully assessed Enbrel® plans
Competition	Strategic position in multiple indications
Market Share Potential	Best balance of safety, efficacy, and dosing
Co-promotion with AHP	Amgen is full partner and strategically aligned

13

Enbrel® vs Potential Competitors

	Enbrel®	*Remicade®*	*D2E7*	*CDP 870*
Mechanism	• Soluble receptor	• Chimeric Ab	• Fully human mAb	• Humanized Ab fragment
Launch Date	• 1998	• 1999	• Late 2003?	• 2004+?
Dosing	• Sub Q • 2x week	• IV • Every 4-8 weeks	• Sub Q • Every 2 weeks	• Sub Q • Every 4 weeks
Durability of Response	• 74% at 5 years	• 41% at 2 years	• 66% at 24 weeks	• 60% at 12 weeks
Safety	• >100K patients • no black box TB	• >170K patients • Black box TB	• Limited LT use data • Higher TB rate	• Limited LT use data

14

Leadership in Three Therapeutic Areas with Strong Products and Complementary Pipelines

Inflammation

Enbrel®
Kineret™
sTNF-RI
IL-1 r2/Kin2
OPG/RANK

+Combo potential

Broader Strategic Footprint

Nephrology

EPOGEN®
Aranesp™
Calcimimetics

Oncology

NEUPOGEN®
Aranesp™
Pegfilgrastim
Novantrone®
ABX-EGF
KGF
Emab

15

Scientific Excellence and Scale in Biologics R&D

- Amgen will accelerate pre-clinical programs using proven development skills
- Amgen gains world-class research engine in inflammation, immunology, vascular biology
- Seattle is a magnet for biotech talent – Amgen gains access/linkages to key institutions and scientists in proven innovation center
- Amgen research in immunology will be headquartered in Seattle with Doug Williams as chief of the Seattle Research Center

16

Leveraging Amgen's Outstanding Biologics Manufacturing Expertise

- Fully assessed Enbrel® plans – will bring added manpower and expertise
- Amgen track record speaks for itself
  - 15 years successful manufacturing history
  - Production of 6 marketed protein products
  - Exemplary manufacturing regulatory record
- Brings together strong protein process development skills
- Over $1.5B of capacity expansions in progress – Puerto Rico, Rhode Island, Boulder

17

Experienced and Talented Executive Team

Leader	Function	Background
Roger Perlmutter	R&D	Merck
Doug Williams	Research	Immunex
Richard Nanula	Finance/Strategy	Disney/Starwood
George Morrow	Sales & Marketing	Glaxo/Merck
Dennis Fenton	Operations	Amgen
Peggy Phillips	Enbrel®	Immunex
Fabrizio Bonanni	Quality	Baxter
Brian McNamee	HR	GE/Dell
Steve Odre	Legal	Amgen/Abbott

18

Integration Planning Underway

- Highest priority is maintaining focus on new product launches
- Focus on speed (subject to regulatory)
- Integration team established
- Executive leadership brings strong integration experience
  - GE, GSK, Disney, Starwood, others

19

American Home Products Transaction Specifics

- Amgen will acquire AHP's 41% stake in Immunex
- AHP pro forma ownership of 8% (expected to be reduced over time, subject to certain limitations)
- AHP's call option on Immunex pipeline will be terminated

20